UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2014

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.
(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

This report on Form 6-K is being furnished to provide the following information that was filed in Israel by Israel Chemicals Ltd. pursuant to Israeli Securities Law requirements.  This report is being furnished and not filed.

1.	Immediate report dated October 29, 2014 regarding the switch to reporting as a dually listed company

Item 1

Switch to Reporting as a Dually Listed Company

Pursuant to Section 35FF(a) of the Securities Law, 5728-1968 (the "Securities Law") and to the resolution of the general meeting of the shareholders of the Company, dated May 8, 2014 (see the Company's immediate report dated May 11, 2014 (reference no. 2014-01-060027), beginning on November 1, 2014 the Company will switch to report in accordance with the provisions of Paragraph E3 of the Securities Law that regulates the reporting requirements that apply to dual-listed companies, and all as set forth in the Company's immediate report regarding the convening of the general meeting, dated April 1, 2014 (reference no. 2014-01-035505). Pursuant to paragraph E3, the Company will be able to satisfy its reporting requirements in Israel by complying with reporting obligations in the United States.

For the Company's annual report for the year ended on December 31, 2014, see the Company's immediate report of March 19, 2014 (reference no. 2014-01-017478).

For the Company's periodic report for the quarter ended on March 31, 2014, see the Company's immediate report of May 15, 2014 (reference no. 2014-01-064320).

For the Company's periodic report for the quarter ended on June 30, 2014, see the Company's immediate report of August 7, 2014 (reference no. 2014-01-128733).

Name of the authorized signatory on the report and the name of the authorized electronic signatory: Lisa Haimovitz
Position: Vice President, General Counsel and Corporate Secretary
Date of Signature: October 29, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Avi Doitchman
	Name:	Avi Doitchman
	Title:	Executive Vice President, Chief Financial Officer & Strategy

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Vice President, General Counsel and Corporate Secretary

Date: October 29, 2014